Exhibit 99.3

March 27, 2012

VIA EMAIL

Sealy Corporation

Attn: Nominating & Corporate Governance Committee

One Office Parkway

Trinity, NC 27370

Dear Messrs. Johnston, Morin, Replogle, and Roedel:

As the concerned owner of 15.3 percent of the outstanding shares of the Sealy Corporation (“Sealy” or “the Company”), H Partners Management LLC (“H Partners”) has for the past several months attempted to privately engage with Sealy’s Board of Directors in a constructive manner to improve value for all shareholders. Unfortunately, our efforts have been repeatedly ignored.

In our March 11, 2012 letter to Sealy’s Nominating and Corporate Governance Committee (“N&G Committee”) we highlighted our belief that (i) Kohlberg Kravis Roberts & Co. L.P. (“KKR”) has played an extensive role in Sealy’s significant strategic missteps, and (ii) conflicts of interest exist with respect to the payment of millions of dollars in questionable fees to KKR.

The statement issued last week by Gary E. Morin, Chairman of Sealy’s N&G Committee, failed to explain why almost 90 percent or $1.3 billion of value has disappeared since Sealy’s IPO in 2006.1 It also failed to address the governance deficiencies that we believe will lead to continued failure at Sealy.

While we continue to await a substantive response to our March 11 letter, we have specific questions for Sealy and its “independent” directors:

1.

Why did independent directors authorize at least $9.7 million in payments to KKR for advisory services only two years after paying $11.0 million to terminate KKR’s advisory services?[2] Did Sealy pay KKR twice for the same services?

2.	Has Sealy made large undisclosed payments to KKR and/or its affiliates? If so, why has disclosure of such payments been withheld?

3.	Why does Sealy provide inconsistent disclosure of payments to KKR?

4.	Why did Sealy’s independent directors abdicate their responsibility by outsourcing the 2008 CEO search to KKR?

5.	Why did the Dean Nelson led N&G Committee award special payments to independent directors in 2008 and 2009? Were the special payments a reward for independent directors’ approval of payments to KKR, including the resumption of fees to KKR Capstone?

6.	Why did 80 percent of independent directors reduce alignment with public shareholders by electing to receive compensation in cash rather than stock?

The facts that give rise to these questions are troubling as they indicate that Sealy’s independent directors are not fulfilling their duty of loyalty to all shareholders.

It is time for independent directors to act with independence or step down so that truly independent directors may do so. We are not comforted by the fact that Sealy’s N&G Committee comprising Messrs. Johnston, Morin, Replogle, and Roedel has certified to the NYSE that Messrs. Johnston, Morin, Replogle, and Roedel are independent.3 A true independent director takes concrete actions which serve all shareholders, rather than acting as an extension of KKR.

1.	Why did independent directors authorize at least $9.7 million in payments to KKR for advisory services only two years after paying $11.0 million to terminate KKR’s advisory services? Did Sealy pay KKR twice for the same services?

In Appendix A, we have attached a “Fee Letter” signed by Sealy and KKR on April 6, 2004. It indicates that KKR would receive a fee stream of $2 million per year “for certain management, consulting and financial services.” The fee stream appears to have no ending date: “this agreement shall continue in effect from year to year unless amended or terminated by mutual consent.” The approval of an open-ended payment of fees to a related party calls into question the good faith under Delaware law of the directors who voted in favor of the “Fee Letter.”

In Appendix B, we have attached a form of the “Termination Agreement” signed by Sealy and KKR in conjunction with Sealy’s April 2006 IPO. This agreement calls for a payment of $10.5 million from Sealy to KKR to cancel the initial $2 million annual fee stream only two years after it was established. This fee was later inexplicably increased to $11.0 million. The “Termination Agreement” specifies that KKR would be paid with “available funds on the IPO Closing Date,” implying that the payment was funded by public shareholders.

We are puzzled by Sealy’s decision to terminate this fee stream for $11.0 million, and then resume payments of at least $9.7 million to KKR between fiscal 2008 and 2011. These payments appear to be for “management, consulting and financial services.” The full amount of payments between fiscal 2008 and 2011 is not known as it appears that the board failed to disclose additional payments to KKR related to investment banking services in fiscal 2009 (see question 2 below).

Further, it appears that Sealy’s independent directors failed to consider KKR’s clear conflict of interest. In a March 2011 investor presentation, KKR describes its “highly predictable management and monitoring fees” with “upside from…termination payments” (see Appendix C). In this case, KKR’s “upside” comes at the expense of public shareholders.

2

2.	Has Sealy made large undisclosed payments to KKR and/or its affiliates? If so, why has disclosure of certain payments been withheld, and have there been other undisclosed payments to KKR?

In an August 2010 presentation, KKR describes its “High Margin Integrated Capital Markets Business” (see Appendix D). KKR explains that this “profitable, non-capital intensive business model” generated $34.1 million in fees in 2009 at a profit margin of 54.7 percent. KKR also highlights its role as “underwriter on $350 mm 1st Lien Bonds” issued by Sealy in 2009.

It appears that KKR received “high margin” payments from Sealy for KKR’s role as “underwriter.” However, we have found no disclosure of any payments to KKR for its role as “underwriter” of the first lien bonds.

3.	Why does Sealy provide inconsistent disclosure of payments to KKR?

The Audit Committee (comprised of independent directors) has a duty of candor to provide accurate financial statements to public shareholders, yet there are notable discrepancies in Sealy’s related party disclosures:

a)	In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

b)

In a proxy filing dated March 23, 2009, the Company discloses a $400,000 payment for “consulting services provided by Capstone Consulting LLC” in fiscal 2008.[4] However, in a 10-K filed on January 15, 2009, the Company discloses $2.6 million in payments for “consulting services provided by Capstone Consulting LLC” over the same time period.[5]

c)

In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008…the Company was billed for $0.6 million of executive search costs performed by KKR” (emphasis added).[6] However, in a proxy filing two months later, the Company states: “For the fiscal year ended November 30, 2008, we incurred costs of…$0.6 million for recruiting fees paid by KKR for Sealy.”[7]

4.	Why did Sealy’s independent directors abdicate their responsibility by outsourcing the 2008 CEO search to KKR?

As mentioned above, Sealy provides conflicting disclosure on whether KKR performed the 2008 CEO search, or paid third party invoices on the Company’s behalf. Last week, Sealy claimed that these payments to KKR were “to outside executive search firms in 2008 and 2009, where KKR paid the initial invoices and Sealy merely reimbursed KKR for those fees.” We are puzzled as to why the board would arrange for KKR to pay invoices on Sealy’s behalf, given that the Company had over $26 million of cash at November 30, 2008. In our experience, it is highly irregular for a shareholder to engage a public company’s service providers and pay its invoices. In addition, the search firm is a consultant to the N&G Committee and should report to and be compensated by the Committee, not by a Sealy shareholder.

3

In various public disclosures, Sealy has identified service providers such as auditor Deloitte & Touche LLP, compensation consultants Watson Wyatt Worldwide and Pearl Meyer & Partners, and consultant Capstone Consulting LLC. In connection with its current CEO search, the Company disclosed that it has retained Heidrick & Struggles. We are puzzled by Sealy’s decision to withhold the name of the executive search firm retained in 2008. In our experience, public companies immediately disclose the name of a retained search firm so that interested candidates know who to contact.

5.	Why did the Dean Nelson led Nominating and Corporate Governance Committee award special payments to independent directors in 2008 and 2009? Were the special payments a reward for independent directors’ approval of payments to KKR, including the resumption of fees to KKR Capstone?

The Company’s proxy filing dated March 5, 2010, highlights several special awards made to independent directors in 2008 and 2009:

On November 23, 2008, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted 60,000 stock options to acquire shares of Sealy common stock at its then current fair market value of $2.18 per share…On June 12, 2009, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted restricted stock units (“RSUs”) that accrete at an 8% annual rate compounded semi-annually until vested and vest 25% per year, as long as the grantee remains a Sealy director until such date. On June 12, 2009, the Nominating/Governance Committee awarded the three independent directors a special bonus for their hard work on the Audit Committee and the Compensation Committee related to the Company’s 2009 refinancing. Those bonuses to the independent directors were $25,000 to the Chairman of the Audit Committee, $15,000 to each member of the Audit Committee and $10,000 to the Chairman of the Compensation Committee.

The N&G Committee, which approved most of these extraordinary bonus payments, was chaired by Dean Nelson, the CEO of KKR Capstone, and included Paul Norris, “Senior Advisor” to KKR, and Brian Carroll, a KKR employee.8 At the time, director compensation comprised “$40,000 per year plus $1,000 for each board meeting attended in person and $500 for each board meeting attended by telephone.”9 Hence, a mechanism already existed to compensate directors for their “hard work.” Further, some of these payments appear to specifically align independent directors with KKR’s interest in the Convertible Notes, as opposed to common equity.

We question whether these special payments may have influenced independent directors to approve millions of dollars in payments to KKR, including the resumption of consulting fees to KKR Capstone.

6.	Why did 80 percent of independent directors reduce alignment with public shareholders by electing to receive compensation in cash rather than stock?

In his recent letter to us, Mr. Morin suggests that a director’s decision to receive stock rather than cash as compensation is a strong signal of alignment with shareholders. Mr. Morin claims that Dean Nelson is aligned with shareholders because he has elected to receive $253,000 in director compensation in stock since Sealy’s IPO.10 Mr. Morin fails to consider that (i) as a representative of KKR, a 46.2 percent shareholder, Mr. Nelson already has a strong incentive and should therefore waive any personal director fees, whether in cash or in equity, and (ii) $253,000 in stock pales in comparison to $8.7 million in cash paid to Mr. Nelson’s Capstone Consulting unit since Sealy’s IPO.11

4

We observe that independent directors’ alignment with public shareholders is deteriorating. Sealy’s independent directors have a strong preference for cash, with four out of five, or 80 percent, of independent directors electing to receive cash payments in 2011.12 Similarly, four out of five independent directors have not purchased a single share in the open market over the past five years. Mr. Morin is the least aligned. Not only has Mr. Morin failed to purchase a single share in the open market over the past five years, but Mr. Morin has also elected to receive compensation totaling $352,000 entirely in cash.13 Not once in five years did Mr. Morin elect to receive compensation in stock.

Sealy’s KKR-dominated Board has overseen tremendous destruction of shareholder value and must be held accountable. Rather than characterize H Partners’ communication of clear facts as “combative,” Sealy’s “independent” directors must honestly assess these facts and take a combative stance against KKR’s poor judgment and abuse of public shareholders.

Sealy is no longer a private KKR “portfolio company.” In fact, Sealy is majority-owned by public investors unaffiliated with KKR. The time for collegial endorsements of KKR’s interests is over. Your fiduciary duty is to protect and enhance value for all shareholders.

We demand that you (i) implement the recommendations listed in our March 11, 2012 letter, and (ii) answer the questions raised in this letter. If you fail to comply with our demands then we intend to withhold support for Sealy’s incumbent directors.14 We reserve all rights to pursue additional avenues to protect the value of our investment.

Sincerely,

Usman Nabi	Arik Ruchim
Partner	Partner

5

[1]

The loss in common equity value is calculated by using the $16 IPO stock price and 90.7 million shares outstanding on April 6, 2006, which implies an initial equity value of $1.45 billion. The current common equity value of $176 million is calculated by using a $1.74 stock price on March 8, 2012 and outstanding shares of 100.9 million as of January 10, 2012.

[2]

$9.7 million of payments includes all payments to KKR and/or its affiliates from fiscal 2008 to 2011 disclosed in various proxy filings, excluding an $11.0 million termination payment. We have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.” We have also not included possible payments to KKR related to investment banking services in fiscal 2009.

[3]

In a proxy filing dated March 9, 2012, the Company states: “Our Nominating/Corporate Governance Committee currently consists of Gary E. Morin, James W. Johnston, John B. Replogle, and Richard W. Roedel. Our Nominating/Corporate Governance Committee has determined that all of the current members of our Nominating/Corporate Governance Committee are independent as defined in the listing standards of the NYSE. Mr. Morin is currently the chairperson of the Nominating/Corporate Governance Committee.”

[4]

In a proxy filing dated March 23, 2009, the Company states: “For the fiscal year ended November 30, 2008 we incurred costs of $0.4 million for consulting services provided by Capstone Consulting LLC., a consulting company that works exclusively with KKR portfolio companies.”

[5]

In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR’s portfolio companies.”

[6]

In a 10-K filed on January 15, 2009, the Company states: “During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR’s portfolio companies. Further, the Company was billed for $0.6 million of executive search costs performed by KKR.”

[7]

In a proxy filing dated March 23, 2009, the Company states: “For the fiscal year ended November 30, 2008, we incurred costs of $3.0 million for services provided by or through KKR. These costs included $2.3 million in consulting services provided by KKR, $0.6 million for recruiting fees paid by KKR for Sealy and $0.1 million in excess insurance coverage paid by KKR for Sealy.”

[8]

In a proxy filing dated March 23, 2009, the Company states: “Our nominating/corporate governance committee consists of Brian F. Carroll, Dean B. Nelson and Paul J. Norris, none of whom are independent, as permitted by the “controlled company” exception, based on KKR’s beneficial ownership and the right to vote over 50% of the outstanding shares of our common stock. Mr. Nelson is the chairperson of the nominating/corporate governance committee.”

[9]

In a proxy filing dated March 23, 2009, the Company states: “Our non-employee directors each receive a retainer of $40,000 per year plus $1,000 for each board meeting attended in person and $500 for each board meeting attended by telephone. The board committee members receive an additional annual retainer of $22,000 for the Chairman of the audit committee, $4,000 for other committee chairs, $10,000 for other audit committee members, and $2,000 for members of other Board committees. Committee members are paid $1,000 for each meeting attended in person and $500 per telephonic meeting attended.”

6

[10]	Mr. Nelson’s total director compensation from 2007 to 2011 was $337,817. The $253,000 amount refers to compensation which Mr. Nelson had discretion to receive as cash or stock between 2007 and 2011.
[11]

Includes all payments to KKR and/or Capstone Consulting LLC since the IPO, excluding payments for “executive search costs” and excess insurance coverage. We have excluded the $0.7 million “advisory fees” paid to KKR in fiscal 2006 because of conflicting disclosures by the Company. In a proxy filing dated March 27, 2007, the Company states: “In 2006 we paid $0.7 million in advisory fees to KKR.” However, in a proxy filing dated March 23, 2009, the Company states: “In fiscal year 2006, we did not pay any advisory fees to KKR.”

[12]	Source: Proxy filing dated March 9, 2012.
[13]	Mr. Morin’s total director compensation from 2007 to 2011 was $482,669. The $352,000 amount refers to compensation which Mr. Morin had discretion to receive as cash or stock between 2007 and 2011.
[14]	H Partners is not soliciting the proxy of any other shareholders.

7

Appendix A: “Fee Letter” Between KKR and Sealy

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, New York 10019

April 6, 2004

Sealy Mattress Company

One Office Parkway

Trinity, North Carolina 27370

Ladies and Gentlemen:

This letter serves to confirm the retention by Sealy Mattress Company (the “Company”) of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) to provide management, consulting and financial services to the Company and its divisions, subsidiaries and affiliates (collectively, “Sealy”), as follows:

1. The Company has retained us, and we hereby agree to accept such retention, to provide to Sealy, when and if called upon, certain management, consulting and financial services of the type customarily performed by us. The Company agrees to pay us an annual fee in an amount equal to two million dollars ($2,000,000.00), such fee to be increased at a rate of 5% annually, effective as of March 31st of each such year, payable in quarterly installments in arrears at the end of each calendar quarter.

2. In consideration for our structuring services rendered in connection with the merger of Sealy Acquisition Corp. with and into the Company (the “Transaction”), which such services included, but were not limited to, financial advisory services and capital structure review, the Company agrees to also pay a one-time transaction fee to us in a total amount equal to twenty five million dollars ($25,000,000.00), payable immediately upon the completion of the Transaction.

3. We may also invoice the Company for additional fees in connection with acquisition or divestiture transactions or in the event that we, or any of our affiliates, perform services for Sealy above and beyond those called for by this agreement.

4. In addition to any fees that may be payable to us under this agreement, the Company also agrees to reimburse us and our affiliates, from time to time upon request, for all reasonable out-of-pocket expenses incurred, including unreimbursed expenses incurred to the date hereof, in connection with this retention, including travel expenses and expenses of our counsel.

5. The Company agrees to indemnify and hold us, our affiliates (including, without limitation, affiliated investment entities) and their and our respective partners, executives, officers, directors, employees, agents and controlling persons (each such person, including us, being an “Indemnified Party”) harmless from and against (i) any and all losses, claims, damages and liabilities (including, without limitation, losses, claims, damages and liabilities arising from or in connection with legal actions brought by or on behalf of the holders or future holders of the outstanding securities of Sealy or creditors or future creditors of Sealy), joint, several or otherwise, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of any activity contemplated by this agreement or our retention pursuant to, and our or our affiliates’ performance of the services contemplated by, this agreement and (ii) any and all losses, claims, damages and liabilities, joint, several or otherwise, related to or arising out of any action or omission or alleged action or omission related to the Company or any of its direct or indirect subsidiaries or the securities or obligations of any such entities. The Company will further, subject to the proviso to the immediately preceding sentence, reimburse any Indemnified Party for all expenses (including counsel fees and disbursements) upon request as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising from any of the foregoing, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company; provided, however, that the Company will not be liable under the foregoing indemnification provision (and amounts previously paid that are determined not required to be paid by the Company pursuant to the terms of this paragraph shall be repaid promptly) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from our willful misconduct or gross negligence. The Company agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Sealy related to or arising out of our retention pursuant to, or our affiliates’ performance of the services contemplated by, this agreement except to the extent that any loss, claim, damage, liability or expense is found in a final, non-appealable judgment by a court to have resulted from our willful misconduct, bad faith or gross negligence.

The Company also agrees that, without our prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding to which an Indemnified Party is an actual or potential party and in respect of which indemnification could be sought under the indemnification provision in the immediately preceding paragraph, unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

Promptly after receipt by an Indemnified Party of notice of any suit, action, proceeding or investigation with respect to which an Indemnified Party may be entitled to indemnification hereunder, such Indemnified Party will notify the Company in writing of the assertion of such claim or the commencement of such suit, action, proceeding or investigation, but the failure to so notify the Company shall not relieve the Company from any liability which it may have hereunder, except to the extent that such failure has materially prejudiced the Company. If the Company so elects within a reasonable time after receipt of such notice, the Company may participate at its own expense in the defense of such suit, action, proceeding or investigation. Each Indemnified Party may employ separate counsel to represent it or defend it in any such suit, action, proceeding or investigation in which it may become involved or is named as a defendant and, in such event, the reasonable fees and disbursements of such counsel shall be borne by the Company; provided, however, that the Company will not be required in connection with any such suit, action, proceeding or investigation, or separate but substantially similar actions arising out of the same general allegations or circumstances, to pay the fees and disbursements of more than one separate counsel (other than local counsel) for all Indemnified Parties in any single action or proceeding. Whether or not the Company participates in the defense of any claim, the Company and we shall cooperate in the defense thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

If the indemnification provided for in clause (i) of the first sentence of this Section 5 is finally judicially determined by a court of competent jurisdiction to be unavailable to an Indemnified Party, or insufficient to hold any Indemnified Party harmless, in respect of any losses, claims, damages or liabilities (other than any losses, claims, damages or liabilities found in a final judgment by a court to have resulted from our willful misconduct or gross negligence), then the Company, on the one hand, in lieu of indemnifying such Indemnified Party, and we, on the other hand, will contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by Sealy on the one hand and us, solely in our capacity as an advisor under this agreement, on the other hand in connection with the transactions to which such indemnification, contribution or reimbursement is sought, or (ii) if (but only if) the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of Sealy on the one hand and us on the other, as well as any other relevant equitable considerations; provided, however, that in no event shall our aggregate contribution hereunder exceed the amount of fees actually received by us in respect of the transaction at issue pursuant to this agreement. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above will be deemed to include any legal or other fees or expenses reasonably incurred in defending any action or claim. The Company and we agree that it would not be just and equitable if contribution pursuant to this paragraph were determined by pro rata allocation or by any other method which does not take into account the equitable considerations referred to in this paragraph. The indemnity, contribution and expense reimbursement obligations that the Company has under this letter shall be in addition to any the Company or Sealy may have, and notwithstanding any other provision of this letter, shall survive the termination of this agreement.

6. Any advice or opinions provided by us may not be disclosed or referred to publicly or to any third party (other than Sealy’s legal, tax, financial or other advisors), except in accordance with our prior written consent.

7. We shall act as an independent contractor, with duties solely to Sealy. The provisions hereof shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns. Nothing in this agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, and, to the extent expressly set forth herein, the Indemnified Parties, any rights or remedies under or by reason of this agreement. Without limiting the generality of the foregoing, the parties acknowledge that nothing in this agreement, expressed or implied, is intended to confer on any present or future holders of any securities of the Company or its subsidiaries or affiliates, or any present or future creditor of the Company or its subsidiaries or affiliates, any rights or remedies under or by reason of this agreement or any performance hereunder.

8. This agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

9. This agreement shall continue in effect from year to year unless amended or terminated by mutual consent.

10. Each party hereto represents and warrants that the execution and delivery of this agreement by such party has been duly authorized by all necessary action of such party.

11. If any term or provision of this agreement or the application thereof shall, in any jurisdiction and to any extent, be invalid and unenforceable, such term or provision shall be ineffective, as to such jurisdiction, solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable any remaining terms or provisions hereof or affecting the validity or enforceability of such term or provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law that renders any term or provision of this agreement invalid or unenforceable in any respect.

12. Each party hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of our retention pursuant to, or our performance of the services contemplated by this agreement.

13. It is expressly understood that the foregoing paragraphs 2-6, 11 and 12 in their entirety, survive any termination of this agreement.

14. This agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

Kohlberg Kravis Roberts & Co. L.P.

By:	/s/ Brian F. Carroll
Authorized Signatory

AGREED TO AND ACCEPTED BY:

Sealy Mattress Company

By:	/s/ Kenneth L. Walker
Name:
Title:

Appendix B: Form of “Termination Agreement” Between KKR and Sealy

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, New York 10019

September     , 2005

Sealy Mattress Company

One Office Parkway

Trinity, North Carolina 27370

Ladies and Gentlemen:

Reference is made to the letter agreement (the “Fee Letter”) dated April 6, 2004, between Sealy Mattress Company (the “Company”) and Kohlberg Kravis Roberts & Co. L.P. (“KKR”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Fee Letter.

In consideration of the premises and agreements contained herein and of other good and valuable consideration, the sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Pursuant to paragraph 9 of the Fee Letter and notwithstanding paragraph 13 thereof, each of KKR and the Company agree to terminate the Fee Letter and the Company’s preexisting obligation to pay the Annual Fee in consideration for the payment of the Termination Fee (as defined below) to KKR, such termination to be effective upon the consummation of the initial public offering of the Company’s common stock (the date of such consummation, the “IPO Closing Date”) and the payment of the Termination Fee referred to below.

2. The Company agrees to pay KKR a fee equal to ten million five-hundred thousand dollars ($10,500,000) (the “Termination Fee”), such fee to be payable in immediately available funds on the IPO Closing Date.

3. For the avoidance of doubt, it is expressly understood that paragraphs 4-6, 8, 11 and 12 of Fee Letter will survive in their entirety.

4. If any term or provision of this letter agreement or the application thereof shall, in any jurisdiction and to any extent, be invalid and unenforceable, such term or provision shall be ineffective, as to such jurisdiction, solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable any remaining terms or provisions hereof or affecting the validity or enforceability of such term or provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law that renders any term or provision of this letter agreement invalid or unenforceable in any respect.

5. Each party hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of our retention pursuant to, or our performance of the services contemplated by this letter agreement.

6. This letter agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

7. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

Kohlberg Kravis Roberts & Co. L.P.

By:

Authorized Signatory

AGREED TO AND ACCEPTED BY:

Sealy Mattress Company

By:

Name:

Title:

Appendix C: KKR Investor Presentation March 2011

Appendix D: KKR Investor Presentation August 2010